LICENSE AGREEMENT


         THIS AGREEMENT is entered into as of the 11th day of November, 1999, by and between THE TIREX CORPORATION, a corporation duly organized and existing under the laws of the State of Delaware ("TTC"), TIREX CANADA, INC., a Canadian Corporation ("TCI"), (TTC and TCI are hereinafter collectively referred to as "LICENSOR"), and Ocean Equipment Manufacturing and Sales Company, a corporation duly organized and existing under the laws of the State of New Jersey ("LICENSEE"), by which the parties agree as follows:

1.       RECITALS.

         1..1 TTC is the sole owner of all intellectual property rights in and to the TECHNOLOGY (as hereinafter defined). TTC purchased the TECHNOLOGY pursuant to an Acquisition Agreement dated March 26, 1993 by and among TTC (under its former corporate name, Tirex America, Inc.), Louis V. Muro, Patrick McLaren, and George Fattell. Louis V. Muro, the sole inventor of the TECHNOLOGY was the patent applicant; Patent #5,735,471 was issued by the United States Patent and Trademark Office on April 7, 1998 to Mr. Muro. Mr. Muro assigned all of his right, title and interest in any patent to be issued in respect of the TECHNOLOGY to TTC by way of an "Assignment of All Interest in an Invention Before the Issue of a Patent" dated December 11, 1996 and recorded in the United States Trademark and Patent Office on December 18, 1997.

         1..2 TTC entered into an Exclusive License Agreement with TCI dated July 3, 1995 (the "1995 Agreement") in which, among other things, TCI was provided the exclusive license rights to design, develop, and manufacture the TCS-1 (hereinafter defined) in the territory defined as North America (i.e., Canada, the 48 contiguous states of the United States and Alaska).

         1..3 LICENSOR is the owner of the KNOW-HOW (as hereinafter defined) relating to the TECHNOLOGY and to the manufacture and production of the TCS-1 (as hereinafter defined); and

         1..4 LICENSOR has agreed to grant to LICENSEE, and LICENSEE wishes to acquire from LICENSOR, the right and license to manufacture, produce, assemble, have manufactured, produced and assembled, and use the TCS-1 (as hereinafter defined) using the TECHNOLOGY, the LICENSED PATENT and the KNOW-HOW, the right and sublicense to design, develop and manufacture the TCS-1 pursuant to the 1995 Agreement, as well as the license to market, advertise, sell, lease, distribute, install, service and maintain the TCS-1 throughout the territory.

         NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

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2.       DEFINITIONS.

         2..1 In this Agreement the following terms shall have the following meanings:

              2..1.1 "AFFILIATE" shall mean a natural person, corporation, or other entity (or group thereof) that controls, is controlled by, or is under common control with, another natural person, corporation, or other entity (or group thereof). For purposes of this Agreement, TCI is an AFFILIATE of TCI.

              2..1.2 "CONFIDENTIAL INFORMATION" shall mean both the LICENSOR CONFIDENTIAL INFORMATION and the LICENSEE CONFIDENTIAL INFORMATION, as described in Sections 8.1 and 8.2.

              2..1.3 "TCS-1" shall mean a cryogenic tire disintegration process and apparatus system incorporating the TECHNOLOGY and which is manufactured, produced or assembled using the TECHNOLOGY, the LICENSED PATENT, the KNOW-HOW, and/or LICENSOR'S IMPROVEMENTS. The TCS-1 shall sometimes be referred to as the PRODUCT.

              2..1.4 "DOLLARS" (or $) shall mean United States Dollars.

              2..1.5 "KNOW-HOW" shall mean the design and engineering knowledge, experience, technical data, manufacturing procedures, applications, technical knowledge, trade secrets and secret processes, as well as current and accumulated experience acquired by LICENSOR as a result of research, practical experience, or otherwise, related to the manufacture, production, assembly or improvement of the TECHNOLOGY which LICENSOR had in its possession or acquired on or before the date of this Agreement and which LICENSOR will create, discover or acquire during the term of this Agreement.

              2..1.6 "LICENSED PATENT" shall mean United States Patent #5,735,471 issued on August 7, 1998 to Louis Muro and assigned to TTC (under its former corporate name, Tirex America, Inc.) by instrument dated December 10, 1996 and December 11, 1996, a copy of which is attached hereto as Exhibit A and exclusively licensed to LICENSOR, a copy of which is attached hereto as Exhibit B; such foreign patent applications as may be filed by LICENSOR; all continuations, continuations-in-part, or divisional applications; and any Letters Patents that may issue therefrom, including any reissues or renewals thereof and any future world-wide patent applications and Letters Patents that issue therefrom on the TECHNOLOGY, and on any LICENSOR IMPROVEMENTS (but not on any LICENSEE IMPROVEMENTS).

              2..1.7 "LICENSEE IMPROVEMENTS" shall mean all improvements and developments related to the TECHNOLOGY, and/or the development of the TCS-1 or the technology of disintegrating and separating tire components whether patentable or not, which are made, discovered or acquired by LICENSEE or its agents, employees, officers, or directors from and after the date hereof. LICENSEE IMPROVEMENTS shall not include any improvements or changes to the TCS-1 which are unrelated to, or incidentally related to or not a part of, the TECHNOLOGY, the LICENSED PATENT(S), or the KNOW-HOW.

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              2..1.8 "LICENSOR IMPROVEMENTS" shall mean all KNOW-HOW and improvements and developments related to the TECHNOLOGY and the development of the TCS-1, or the technology of disintegrating and separating tire components, whether patentable or not, which are made, discovered or acquired by or for LICENSOR or its agents, employees, officers, or directors during the term of this Agreement.

              2..1.9 ROYALTY" shall have the meaning given thereto in Section
12.1 hereof.

              2..1.10 "TECHNOLOGY" shall mean the design, manufacture, fabrication and assembly technology developed by LICENSOR to disintegrate and separate tire components including, but not limited to, the freezing tower and front end tire preparation center and which is the subject matter of or works with the LICENSED PATENT.

              2..11.1 "TERRITORY" shall mean the United States.

3.       GRANT OF LICENSES

         3..1 LICENSOR hereby grants to LICENSEE, the latter hereby accepting, the exclusive right and license, including all sublicenses necessary pursuant to the 1995 Agreement, in the TERRITORY to manufacture, produce, assemble, have manufactured, produced or assembled, and use PRODUCTS, for use by LICENSEE itself and/or for sale and/or lease to third parties located in the TERRITORY.

         3..2 LICENSOR shall refer to LICENSEE all inquiries concerning the TCS-1 received from the TERRITORY.

         3..3 Promptly following the execution of this Agreement and from time to time during the term of this Agreement as may be requested by LICENSEE, LICENSOR shall: (a) disclose all aspects of the TECHNOLOGY and the KNOW-HOW to LICENSEE; and (b) at the request of LICENSEE, and at LICENSEE'S expense, make LICENSOR'S personnel available for any assistance required by LICENSEE in connection with the subject matter of this Agreement.

         3..4 LICENSOR hereby grants to purchasers or lessees of the TCS-1 made by or for LICENSEE a non-exclusive license under this Agreement and under the LICENSED PATENT to use such TCS-1.

         3..5 LICENSOR is presently engaged in negotiations with Enercon and Camden Time Recycling Corporation, located in the TERRITORY. LICENSEE shall receive no remuneration should a sale of the TCS-1 be concluded with either of these parties.

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4.       DEVELOPMENTS AND IMPROVEMENTS.

         4..1 All LICENSOR IMPROVEMENTS shall be the property of LICENSOR. LICENSEE shall cooperate fully with, and assist LICENSOR in obtaining, at LICENSOR'S sole cost and expense, such patents, copyrights, trademarks, and other intellectual property registrations with respect to LICENSOR IMPROVEMENTS in the United States as LICENSOR may reasonably request. LICENSOR shall use its best efforts to obtain such patents, copyrights, and other intellectual property registrations with respect to LICENSOR IMPROVEMENTS in the United States and in such other countries as the LICENSED PATENT may be filed.

         4..2 All LICENSEE IMPROVEMENTS shall be the property of LICENSEE. LICENSOR shall cooperate fully with, and assist LICENSEE in obtaining, at LICENSEE'S sole cost and expense, such patents, copyrights, trademarks, and other intellectual property registrations with respect to LICENSEE IMPROVEMENTS in the United States as LICENSEE may reasonably request. LICENSEE may, but shall not be obligated to, obtain any patents, copyrights, or other intellectual property registrations with respect to LICENSEE IMPROVEMENTS.

         4..3 To the extent permitted to do so, LICENSOR shall disclose to LICENSEE from time to time any LICENSOR IMPROVEMENTS which LICENSOR may lawfully acquire, whether such LICENSOR IMPROVEMENTS are the result of research and development or otherwise, and such LICENSOR IMPROVEMENTS shall be subject to the license granted in Section 3.1 above, without the payment of any initial or further compensation to LICENSOR. To the extent permitted to do so, LICENSEE shall disclose to LICENSOR from time to time any LICENSEE IMPROVEMENTS which LICENSEE may lawfully acquire, whether such LICENSEE IMPROVEMENTS are the result of research and development or otherwise.

         4..4 LICENSOR hereby grants to purchasers or lessees of the TCS-1 made by or for LICENSEE a non-exclusive license under this Agreement and under the LICENSED PATENT to use such LICENSOR IMPROVEMENTS.

5.       SUBLICENSES.

         5..1 LICENSOR hereby grants to LICENSEE the right to sublicense all rights and licenses granted to it under this Agreement for the purpose of manufacturing, producing, assembling or having manufactured, produced or assembled the TCS-1 in the TERRITORY using the TECHNOLOGY, the LICENSED PATENT and/or the KNOW-HOW, and, on a non-exclusive basis, for the purpose of marketing, advertising, selling, leasing, distributing, installing, servicing and/or maintaining PRODUCTS and TCS-1 anywhere in the TERRITORY.

         5..2 All agreements whereby any or all of the rights or licenses granted to LICENSEE hereunder are sublicensed shall contain provisions similar to those contained in this Agreement relating to the protection of the LICENSED PATENT and the KNOW-HOW, and indemnification provisions whereby the sublicensee is required to indemnify LICENSEE similar to those set forth in this Agreement requiring that LICENSEE indemnify LICENSOR.

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         5..3 LICENSEE shall have the right to divide the TERRITORY into exclusive demographical and/or geographical areas. LICENSOR shall not permit the TCS-1 to be sold, leased or used in such exclusive areas where a TCS-1 is already operating or a commitment to purchase or lease a TCS-1 has been. This provision shall survive the termination of this Agreement.

6. REPRESENTATIONS AND WARRANTIES OF LICENSOR. LICENSOR represents and warrants to LICENSEE that the following representations and warranties are true, complete and correct as of the date of this Agreement:

         6..1 TTC has been duly organized and is validly existing and in good standing as a corporation under the laws of the State of Delaware.

         6..2 TCI has been duly organized and is validly existing and in good standing as a corporation under the laws of Canada.

         6..3 LICENSOR has full power and authority (including full corporate power and authority) to perform its and their obligations under this Agreement and to consummate the transactions contemplated hereby, and the performance of this Agreement and the consummation of the transactions contemplated hereby by LICENSOR have been authorized by all necessary corporate action on the part of LICENSOR.

         6..4 TCI has full power and authority (including full corporate power and authority) to enter into this sublicense with LICENSEE, pursuant to the terms of the 1995 Agreement, and TTC hereby guarantees, consents to and joins in to the grant of sublicense rights to LICENSEE pursuant to the 1995 Agreement.

         6..5 This Agreement is the legal, valid and binding agreement of LICENSOR, enforceable in accordance with its terms, except as the enforceability hereof may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or limiting creditors' rights generally, or by general equitable principles.

         6..6 No consents, approvals, authorizations or orders of, or filings or registrations with, any person, corporation, or other entity are required in connection with the execution, delivery and performance by LICENSOR of this Agreement. In such regard, LICENSOR acknowledges that LICENSEE is owned and/or managed in whole or part by Louis Sanzaro and Henry Meier, officers and directors of LICENSOR and/or members of their immediate families. LICENSOR further acknowledges that it has obtained all required Board of Directors, securities and other approvals necessary to enter into this Agreement with LICENSEE given the foregoing and that the entry into this Agreement is not a prohibited transaction pursuant to the internal and external laws, rules and policies which govern LICENSOR.

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7.       REPRESENTATIONS AND WARRANTIES OF LICENSEE. LICENSEE represents and warrants to LICENSOR that the following representations and warranties are true, complete and correct as of the date of this Agreement:

         7..1 LICENSEE has been duly organized and is validly existing and in good standing as a Corporation under the laws of the state of New Jersey.

         7..2 LICENSEE has full power and authority (including full corporate power and authority) to perform its obligations under this Agreement and to consummate the transactions contemplated hereby, and the performance of this Agreement and the consummation of the transactions contemplated hereby by LICENSEE have been authorized by all necessary corporate action on the part of LICENSEE.

         7..3 This Agreement is the legal, valid and binding agreement of LICENSEE, enforceable in accordance with its terms, except as the enforceability hereof may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or limiting creditors' rights generally, or by general equitable principles.

         7..4 No consents, approvals, authorizations or orders of, or filings or registrations with, any person, corporation, or other entity are required in connection with the execution, delivery and performance by LICENSEE of this Agreement.

8.       CONFIDENTIAL INFORMATION.

         8..1 LICENSEE acknowledges that LICENSOR shall disclose to LICENSEE certain data, formulas, notes and similar information not generally known relating to the TECHNOLOGY, the LICENSED PATENT, and the KNOW-HOW, whether in writing, orally, by observation, or otherwise, which information is a valuable asset of, and is proprietary to, LICENSOR (all such information being hereinafter referred to collectively as the "LICENSOR CONFIDENTIAL INFORMATION"). LICENSEE hereby acknowledges that the LICENSOR CONFIDENTIAL INFORMATION is being disclosed to it solely and exclusively for the purposes contemplated by this Agreement.

         8..2 LICENSOR acknowledges that, during the negotiation and performance of this Agreement, certain information relating to LICENSEE's clients and/or business may be disclosed to or acquired by LICENSOR and its agents, servants and employees (all such information being hereinafter referred to collectively as the "LICENSEE CONFIDENTIAL INFORMATION"). LICENSOR hereby acknowledges that the LICENSEE CONFIDENTIAL INFORMATION is being disclosed to it solely and exclusively for the purposes contemplated by this Agreement.

         8..3 Each party hereby covenants and agrees that it shall treat the CONFIDENTIAL INFORMATION received from the other party (the "Disclosing Party") as strictly confidential and shall make use of the same solely and exclusively for the purposes permitted under this Agreement. Each party hereby further covenants and agrees that the CONFIDENTIAL INFORMATION of the Disclosing Party shall be disclosed, used and divulged only to those employees, agents, attorneys, and other professional advisors who require access to same for the

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purposes permitted under this Agreement. In connection therewith, each party receiving any CONFIDENTIAL INFORMATION shall do all such things as are reasonably necessary to preserve the secrecy and confidentiality of such CONFIDENTIAL INFORMATION.

         8..4 The undertakings contained in this Article 8 shall not apply to any CONFIDENTIAL INFORMATION: (a) which the party receiving it (the "Receiving Party") can demonstrate formed part of the public domain at the time of disclosure of same by the Disclosing Party to the Receiving Party; or (b) which was in the possession of the Receiving Party prior to its disclosure by the Disclosing Party and was not obtained, directly or indirectly, from the Disclosing Party; or (c) which becomes a part of the public domain through no fault of the Receiving Party; or (d) which is independently developed by the Receiving Party without access to the Disclosing Party's CONFIDENTIAL INFORMATION; or (e) which is subsequently obtained by the Receiving Party from a third party without any breach of this or any similar agreement.

9.       INFRINGEMENT.

         9..1 TTC shall, at its expense, take all reasonable steps to protect and enforce all patents which issue under the LICENSED PATENT against infringement by any person, firm, corporation or other entity. In furtherance and not in limitation of the foregoing, TTC agrees that it shall promptly investigate any allegations of possible infringement of which it may become aware from any source. In the event that either LICENSOR or LICENSEE determines that a third party is making, producing, assembling, using, marketing, advertising, selling, leasing, distributing, installing, servicing or maintaining a product that may infringe an issued patent of the LICENSED PATENT, such party will promptly notify the other party thereof in writing. TTC may, at its sole option, bring suit against such alleged infringer in its name or in LICENSEE's name or in both names as may be required to establish jurisdiction. TTC shall have thirty (30) days after receipt of notice from LICENSEE in which to decide if it will bring suit and to so notify LICENSEE. All recoveries in any such suit shall belong to TTC, except that LICENSEE shall have the right to elect to pay up to fifty percent (50%) of the litigation costs and receive a percentage of any recovery equal to the percentage of litigation costs actually paid. LICENSEE must make such election within thirty (30) days of its receipt of notice that TTC has decided to bring suit. LICENSEE shall also have the right to choose to be represented by separate counsel in any such suit at its own expense. Such expense for separate counsel shall not be considered as part of "litigation costs" for purposes of determining LICENSEE's share of any recovery in accordance with the sentence above. If TTC elects not to bring a suit against the alleged infringer, or fails to notify LICENSEE within thirty (30) days after receipt of notice of an actual or claimed infringement, then LICENSEE shall thereafter have the right to commence such action at its own cost and expense, in which case any recoveries shall belong to LICENSEE. In any such suit by LICENSEE, LICENSOR shall have rights of participation and recovery that are the same as LICENSEE's rights as provided above when TTC elects to sue, subject to the same time constraints on its ability to do so.

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         9..2 If, to avoid infringement of a third party patent, LICENSEE or any of its sublicensees pays royalties to a third party to enable LICENSEE or such sublicensee to make, produce, assemble, use, market, advertise, sell, lease, distribute, install, service or maintain the LICENSED PRODUCTS, then the royalties paid by LICENSEE or its sublicensee to any such third party may be used as a credit against the earned royalties or sublicense fees owed by LICENSEE to LICENSOR under this Agreement.

10.      INSURANCE AND INDEMNIFICATION.

         10..1 LICENSEE shall indemnify and save and hold LICENSOR harmless from and against any debt, liabilities, claims, actions, causes of actions, suits, damages, losses, costs, and expenses, including without limitation injury or death to persons, damage to property, and reasonable judicial and extra-judicial fees and disbursements (including without limitation attorneys' fees), which LICENSOR becomes liable for or shall be compelled to pay (in excess of insurance proceeds collected pursuant to Section 10.4 below) as a result or by reason of:
(a) any breach of this Agreement by LICENSEE or LICENSEE's failure to perform its obligations hereunder; (b) any act or omission of LICENSEE or its directors, officers, servants, agents, or employees in connection with LICENSEE's performance under the terms of this Agreement; or (c) any act or omission of LICENSEE or its directors, officers, servants, agents, or employees in connection with LICENSEE's marketing, advertising, sale, lease, distribution, installation, servicing and/or maintenance of the PRODUCT, subject in each case to the provisions of Section 10.2 hereof.

         10..2 LICENSOR shall defend, indemnify, and save and hold LICENSEE harmless from and against any debts, liabilities, claims, actions, causes of action, suits, damages, losses, costs and expenses, including without injury or death to persons, damage to property and reasonable judicial and extra-judicial fees and disbursements (including without limitation attorneys' fees), which LICENSEE is or becomes liable for or shall be compelled to pay, or determines in good faith to pay by settlement or compromise (in excess of insurance proceeds collected pursuant to Section 103 below), as a result of or by reason of: (a) any breach of this Agreement by LICENSOR or LICENSOR'S failure to perform its obligations hereunder; (b) any act or omission of LICENSOR or its directors, officers, servants, agents, or employees in connection with LICENSOR'S performance under the terms of this Agreement; (c) any defect in the TECHNOLOGY, the LICENSED PATENT, or the KNOW-HOW, and/or LICENSOR IMPROVEMENTS; or (d) any proceeding involving a third party claiming that the use of all or any part of the TECHNOLOGY, the LICENSED PATENT, the KNOW-HOW, and/or the LICENSOR IMPROVEMENTS constitutes an infringement of such third party's rights.

         10..3 Throughout the term of this Agreement and for a period of three
(3) years thereafter, LICENSOR shall maintain comprehensive general public liability insurance, including blanket contractual liability and personal injury liability endorsements, against claims for product liability and such other claims as are contemplated herein for in an amount of not less than $1,000,000 combined single limit per occurrence. Such insurance shall be written with a reputable insurer reasonably acceptable to LICENSEE. LICENSEE shall be named as an additional insured, as its interest may appear, under each such policy of

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insurance. Each such policy shall contain an endorsement providing that coverage thereunder shall not be amended, reduced, or canceled without at least thirty
(30) days prior written notice having been provided to LICENSEE.

         10..4 The party to be indemnified hereunder (the "Indemnitee") must give the indemnifying party hereunder (the "Indemnitor") prompt written notice of any such action, claim or proceeding, and the Indemnitor, in its sole discretion, then may take such action as it deems advisable under the circumstances to defend such action, claim or proceeding on behalf of the Indemnitee. In the event that appropriate action is not taken by the Indemnitor within thirty (30) days after its receipt of written notice from the Indemnitee, the Indemnitee shall have the right to defend such action, claim or proceeding, but no settlement thereof may be made without the prior written approval of the Indemnitor, which approval shall not be unreasonably withheld or delayed. Even if appropriate action is taken by the Indemnitor, the Indemnitee may, at its own cost and expense, be represented by its own counsel in such action, claim or proceeding. In any event, the Indemnitee and the Indemnitor shall keep each other fully advised of all developments and shall cooperate fully with each other in all respects in connection with any such action, claim or proceeding.

11.      ADDITIONAL LICENSOR WARRANTIES.

         11..1 LICENSOR hereby represents, covenants, and warrants to and with LICENSEE that:

              11..1.1 The LICENSED PATENT is valid, and TTC is the owner of the entire unencumbered right, title and interest in and to the LICENSED PATENT, and all aspects thereof, and to any and all inventions covered by the LICENSED PATENT, free and clear of all liens, except for those incurred prior to the date of the execution of this Agreement incurred in the normal course of business such as liens, security interests, charges, and/or encumbrances for banks, tax credits or landlords or other adverse claims of any kind or nature, other than the rights and licenses granted hereby.

              11..1.2 Except for the 1995 Agreement, LICENSOR has not granted any right or license to any third party to use the TECHNOLOGY, the LICENSED PATENT, or the KNOW-HOW in connection with the manufacture, production, assembly, or use of the TCS-1, or in connection with the marketing, advertising, sale, lease, distribution, installation, service or maintenance of the TCS-1, anywhere in the territory, and there is no outstanding right or license granted by LICENSOR which would in any way conflict with the rights and licenses hereby granted to LICENSEE.

              11..1.3 No PRODUCT manufactured, produced, assembled or used under the LICENSED PATENT shall infringe any patents or intellectual property right of others. LICENSOR agrees to indemnify and hold harmless LICENSEE from and against any and all claims of infringement of third party patents or intellectual property rights which may arise by reason of LICENSEE's manufacture, production, assembly, marketing, advertisement, sale, lease, distribution, installation, service or maintenance of the TCS-1. There are not currently any actions,

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proceedings, or lawsuits either pending or threatened relating to the
TECHNOLOGY, the LICENSED PATENT, or the KNOW-HOW, or any aspect thereof.

              11..1.4 LICENSOR has not received any notice that the LICENSED PATENT, the TECHNOLOGY, the KNOW-HOW, and/or the rights or licenses granted under this Agreement infringe upon or conflict with any proprietary right belonging to any third party and, after due investigation, LICENSOR has no reason to believe that there is any basis for such claim of infringement or conflict.

              11..1.5 LICENSOR is the sole and exclusive owner of all right, title and interest in and to the TECHNOLOGY, the LICENSED PATENT(S) and the KNOW-HOW, and LICENSOR has full right, power and authority to enter into this Agreement, to grant the rights granted hereunder, and to perform all of its obligations set forth herein.

              11..1.6 Except as specifically identified herein, neither LICENSOR nor any of its directors, officers or employees have or own any patents that relate to the TECHNOLOGY. All rights in and to the LICENSED PATENT have been, and all rights in and to the LICENSOR IMPROVEMENTS shall be assigned, transferred and conveyed to LICENSOR.

12.      CONSIDERATION.

         12..1 As consideration for the rights and licenses granted herein, LICENSEE shall pay a royalty (the "ROYALTY") to TTC as follows:

              12..1.1 For each PRODUCT manufactured by LICENSEE or its authorized sublicensee and sold or leased to a third party or sold or leased to LICENSEE alone or in conjunction with others during the term of this Agreement, TTC shall receive a ROYALTY equal to Sixteen and two/thirds (16.67%) Percent of LICENSEE's Gross Sales Price. LICENSOR acknowledges that the components of the TCS-1 and the customary manufacturing costs of each of the same are set forth in the Attachment hereto. The ROYALTY due LICENSOR shall be reduced by one (1%) percent for each Sixty Thousand ($60,000 U.S.) Dollar amount that the actual manufacturing cost of the TCS-1 incurred by LICENSEE exceeds that amount set forth in the Attachment.

         12..2 For purposes of this Agreement, Gross Sales Price shall be defined as the gross sales or lease price(s) billed to customers and received by LICENSEE, and less the cost of uncollected bills.

         12..3 LICENSOR agrees that the gross sales or lease price(s) to be billed to customers shall be a minimum of $2,250,000 U.S. with the manufacturing suggested pricing to be established for partial TCS-1 combinations, in LICENSEE'S discretion.

         12..4 ROYALTIES shall be payable on a quarterly basis, within forty-five (45) days after the close of each respective quarter after LICENSEE receives final payment from customers which is due after delivery and acceptance of the TCS-1 or, if on a lease basis, within forty-five (45) days after the close of each respective quarter in which LICENSEE receives lease payments from

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customers, such quarters to be based on a calendar year, commencing with January
1, of each calendar year.

         12..5 LICENSEE shall be permitted to offset against any royalties due TCI, TTC or their AFFILIATES, any sums, salaries, fees, royalties or other payments due from TCI, TTC or their AFFILIATES to Louis Sanzaro, Joseph Sanzaro, Henry Meier, LICENSEE, Ocean Tire Recycling & Processing Co., Inc., Ocean Utility Contracting, Inc., Ocean County Remanufacturing Center and any other entities in which Louis Sanzaro, Joseph Sanzaro and/or Henry Meier are the principal owners. Offsets under this provision shall be permitted only if the sums, salaries, fees, royalties or other payments are past due pursuant to their terms and shall be at the sole option of LICENSEE exercisable immediately upon written notice to TTC.

         12..6 LICENSEE shall keep accurate and complete books and records relating to its activities under this Agreement in order that the amounts payable hereunder may be determined accurately and the statements furnished by LICENSEE hereunder verified. Such books and records shall be made available to LICENSOR, on reasonable prior notice, during normal business hours, at mutually agreeable times, throughout the term of this Agreement and for a period of two
(2) years thereafter, for inspection by any duly authorized representatives of LICENSOR. LICENSEE shall cooperate fully with the representatives of LICENSOR during any such inspection. LICENSOR shall have the right once per calendar year during the Term of this Agreement and once during the two (2) year period following termination or expiration to audit such books and records. All information obtained by a party during such inspection or audit shall constitute confidential information of LICENSEE, subject to the provisions of Section 8 hereof. Whenever any such inspection or audit discloses an understatement of the number of PRODUCT'S sold by LICENSEE in any year (but not for more than two (2) years prior to the date of the audit), LICENSEE shall pay to LICENSOR, within fifteen (15) days of the receipt of a statement in respect of such inspection or audit, all amounts due and unpaid hereunder by reason of such understatement. Within ninety (90) days of the end of each calendar year, LICENSEE shall submit to LICENSOR a detailed statement signed by an officer of LICENSEE attesting to the number of TCS-1 manufactured by LICENSEE during the preceding calendar year.

         12..7 The parties acknowledge that LICENSOR has waived its customary non-refundable advance against royalties of $250,000 in consideration of fees waived by Louis Sanzaro for services rendered in the past to LICENSOR and AFFILIATES.

         12..8 Commencing at such time as LICENSOR has completed manufacturing and testing at last one (1) fully functional TCS-1 with the capability of processing at least one million passenger car tires per year, LICENSEE shall be required to sell and/or lease the following minimum number of PRODUCTS within the TERRITORY:

              12..8.1 Commencing twelve (12) months after LICENSOR has completed manufacturing and testing at least one (1) fully functional TCS-1 with the capability of processing at least one million passenger car tires per year, LICENSEE shall be required to sell and/or lease at least one (1) TCS-1.

              12..8.2 Commencing twenty-four (24) months after LICENSOR has completed manufacturing and testing at least one (1) fully functional TCS-1 with the capability of processing at least one million passenger car tires per year, LICENSEE shall be required to sell and/or least at least two (2) TCS-1.

              12..8.3 Commencing thirty-six (36) months and during each twelve month period thereafter, after LICENSOR has completed manufacturing and testing at least one (1) fully functional TCS-1 with the capability of processing at least one million passenger car tires per year, LICENSEE shall be required to sell and/or least at least three (3) TCS-1.

13.      CONDITIONS PRECEDENT TO LICENSEE'S ROYALTY OBLIGATIONS.

         13..1 LICENSEE shall have no obligation to pay any ROYALTY hereunder unless and until all of the following occur:

              13..1.1 Within sixty (60) calendar days from the date hereof, LICENSOR shall deliver to LICENSEE true copies of all drawings, designs, computer programs (including all source codes), information regarding the manufacture of (and other information as requested pertaining to) the TCS-1, and all such other information as LICENSEE shall request of LICENSOR concerning the KNOW-HOW, the LICENSED PATENT, and the TECHNOLOGY, all in sufficient detail to enable LICENSEE to determine, in its sole discretion, whether the TCS-1 can be manufactured to LICENSEE's satisfaction as to cost, quality, and quantity; and

              13..1.2 Following performance by LICENSOR of its obligations set forth in Section 13.1.1 above, LICENSEE shall have ninety (90) calendar days to determine, in its sole discretion, if the PRODUCT(S) and TCS-1 can be manufactured to LICENSEE's satisfaction as to cost, quality, and quantity.

14.      TERM.

         14..1 The Initial Term of this Agreement (the "TERM") shall be ten (10) years commencing upon the execution of this Agreement, unless sooner terminated as set forth in this Article 14.

         14..2 The TERM may be extended for three (3) additional terms of five
(5) years each at LICENSEE's option. LICENSEE may exercise one or more options by the provision of written notice to TTC exercising such option within sixty
(60) days of the expiration of the TERM or the successor option TERM, as the case may be. Failure to exercise an option shall be deemed a waiver of successive options granted to LICENSEE hereunder (e.g., if LICENSEE fails to exercise the Second Option, LICENSEE shall not be permitted to exercise the Third Option). LICENSEE may exercise the Options individually or simultaneously as it elects.

         14..3 This Agreement shall terminate when the last of any issued U.S. letters patent that result from the LICENSED PATENT has either expired or been invalidated in an unappealed or unappealable decision by a court having jurisdiction, or LICENSOR acknowledges in writing that such U.S. patent is invalid.

         14..4 LICENSEE shall be entitled to immediately terminate this Agreement, without notice, should TTC, TCI or its AFFILIATES file a petition in bankruptcy, be adjudicated a bankrupt or file a petition or otherwise seek relief under or pursuant to any bankruptcy, insolvency or reorganization statute or proceeding (or the equivalent in the United States or Canada), or have an involuntary petition in bankruptcy (or the equivalent) filed against it, which petition is not dismissed within sixty (60) days after the filing thereof, or become insolvent or make an assignment for the benefit of its creditors, or have a custodian, receiver or trustee appointed for it or a substantial portion of its business or assets, or cease doing business, or institute proceedings for its liquidation or dissolution.

         14..5 Either party shall be entitled to terminate this Agreement, immediately upon written notice to the other party, should the other party breach any provision of this Agreement, in any material respect, and fail to remedy such breach within sixty (60) days following the breaching party's receipt of written notice from the other party containing reasonably sufficient particulars thereof.

         14..6 If LICENSOR does not comply with the obligations set forth in Subsections 13.1.1 or 13.1.2 above, or if LICENSEE determines pursuant to
Section 13.1.3 that the PRODUCT(S) or TCS-1 cannot be manufactured to standards acceptable to LICENSEE, then LICENSEE may terminate this Agreement on written notice to TTC.

         14..7 If the TCS-1 becomes obsolescent and/or cost ineffective to manufacture given the existence of new technology as determined by LICENSEE, then LICENSEE may terminate this Agreement upon written notice to TTC.

         14..8 LICENSEE may terminate this Agreement, without cause, upon the provision of sixty (60) days written notice to TTC of its intent to so terminate. Written notice of termination shall include a provision granting TTC the first option to purchase LICENSEE'S facilities for manufacturing the TCS-1 at a price to be determined by the parties. Unless extended in writing by LICENSEE, the failure of the parties to agree upon the material terms of the exercise of the option in writing, by the date of termination of this Agreement, shall be deemed a lapse of the option and LICENSEE shall be free to dispose of its facilities and components contained therein as it sees fit.

15.      EFFECT OF TERMINATION.

         15..1 Upon termination of this Agreement under Sections 14.5 (if LICENSEE is in breach of this Agreement) or 14.6:

              15..1.1 All rights granted to LICENSEE hereunder, including without limitation the exclusive right and license to manufacture the TCS-1 using the TECHNOLOGY, the LICENSED PATENT, and the KNOW-HOW in the TERRITORY, to market, advertise, sell, lease, and distribute the TCS-1 anywhere in the world, shall cease immediately.

              15..1.2 All amounts owed by LICENSEE to LICENSOR as of the date of termination under this Agreement shall become immediately due and payable.

         15..2 Neither the termination of this Agreement for any reason whatsoever nor the expiration of the term of this Agreement shall release either LICENSEE or LICENSOR from any of their respective obligations which remain unfulfilled at such time, and shall not release LICENSEE or LICENSOR from those obligations which survive such termination.

16.      ADDITIONAL LICENSOR COVENANTS.

         16..1 LICENSOR agrees that it shall diligently prosecute United States Patent #5,735,471 (the "U.S. PATENT APPLICATION," and together with all other patent application filed under the LICENSED PATENT, the "PATENT APPLICATIONS") before the United States Patent and Trademark Office and, if the claims set forth in the U.S. Patent Application are not granted substantially in the form requested by the U.S. Patent Application (or in such other form as LICENSEE, in its reasonable discretion, may find acceptable), then LICENSOR shall promptly exercise all legal remedies available to it resulting from the denial, in whole or in part, of the U.S. Patent Application. Within one year after the date on which the U.S. Patent Application was filed in the United States Patent and Trademark Office, LICENSOR shall take all steps necessary to perfect all rights available to it in the Territory countries where LICENSEE has a good faith commitment to purchase or lease the TCS-1, and shall prosecute all such filings to the same extent that LICENSOR is required to prosecute the U.S. Patent Application in the United States.

         16..2 LICENSOR shall promptly furnish to LICENSEE true copies of all correspondence, notices, pleadings and other papers received by it or otherwise in its possession in connection with the U.S. Patent Application and any patent issued in connection therewith, or in connection with any infringement or alleged infringement of any patent issued under the LICENSED PATENT. Before responding to any such correspondence, notice, pleading or other papers, LICENSOR shall consult with LICENSEE concerning LICENSOR'S response thereto, and shall seek in good faith to incorporate LICENSEE's views timely submitted to LICENSOR in its response, except and only to the extent that they may differ from LICENSOR'S reasonably held views, in which event LICENSOR'S obligation shall be to consider LICENSEE's views in good faith and to make a reasonable decision based thereon. In addition, LICENSOR shall consult with LICENSEE before filing any modifications, amendments or supplements of or to the U.S. Patent Application, or any other documents or information in connection with the U.S. Patent Application, with the United States Patent and Trademark Office or with the similar regulatory authorities in any jurisdiction identified in Section
16.1 above.

17. TRADEMARKS. The parties acknowledge that, simultaneously with the execution of this Agreement, they are entering into a separate trademark license agreement (the "Trademark License Agreement") for the royalty-free license of LICENSOR'S marks "Rutex and RuCrTherm" and variations thereof, for LICENSEE's use in connection with the TCS-1. Notwithstanding the license granted to LICENSEE under this Trademark License Agreement, LICENSOR acknowledges and agrees that LICENSEE shall be free to manufacture, produce, assemble, have manufactured, produced and assembled, and use the TCS-1, as well as to market, advertise, sell, lease, distribute, install, service and maintain the TCS-1, under such other names and marks (including without limitation names and marks that may be owned by LICENSEE) as LICENSEE may determine to be appropriate, in LICENSEE's sole discretion.

18. SALE OF LICENSED PATENT. LICENSOR shall provide LICENSEE with the right of first refusal to acquire the LICENSED PATENT in the event that LICENSOR desires to sell the same. In such event, LICENSOR shall provide LICENSEE with written notice of its intent to sell the LICENSED PATENT along with copies of any offers made to purchase the same by third parties. LICENSEE shall have sixty
(60) days to meet any such third party offers or to make an offer to purchase the LICENSED PATENT. LICENSOR shall have fifteen (15) days to consider such offer.

19. FURTHER ASSURANCES. The parties hereto shall execute and deliver all such other instruments and take all such other actions as any party may reasonably request from time to time, before or after the date hereof and without any further consideration, in order to effectuate the transactions provided for herein. The parties shall cooperate fully with each other and with their respective counsel in connection with any steps required to be taken as part of their respective obligations under this Agreement.

20.      MISCELLANEOUS PROVISIONS.

         20..1 Any notice, demand, consent, or other communication required or permitted to be given under this Agreement shall be sent to the other party by prepaid registered mail, return receipt requested, by hand delivery, or by facsimile, at the following addresses:

If to LICENSOR:                    If to LICENSEE:

Tirex Canada, Inc.
The Tirex Corporation              Ocean Equipment Manufacturing & Sales Company
3828 St. Patrick Street            1497 Lakewood Road
Montreal, Quebec H4E 1A4           Toms River, New Jersey  08755


With a copy to:                    With a copy to:

___________________                Jill T. Ojserkis, Esquire
___________________                Fox, Rothschild, O'Brien & Frankel, LLP
___________________                1300 Atlantic Avenue
___________________                Atlantic City, New Jersey 08401
or to such other address as may be subsequently indicated in writing by a party in accordance with the terms hereof. Any such notice, demand, consent, or communication shall be deemed to have been received on the date of its delivery by hand or transmission by facsimile or on the third (3rd) business day following the date of mailing if sent by registered mail, except in the event of a postal strike in which event the communication shall be given by another method provided for herein.

         20..2 The parties undertake to execute and deliver such documents and do such things as may be necessary or advisable to give full effect to the terms of this Agreement.

         20..3 LICENSOR shall not assign any of its right, title, or interest in or to this Agreement, or to the LICENSED PATENT, the KNOW-HOW or the TECHNOLOGY, under any circumstances, except with the prior written consent of LICENSEE, which consent shall not be unreasonably withheld or delayed.

         20..4 This Agreement may not be modified or amended except by an instrument in writing signed by both parties hereto.

         20..5 This Agreement shall supersede any prior Agreement of the parties related to the subject matter hereto specifically including the October 1995 understanding between the LICENSOR and Louis Sanzaro reflected in the June 1998 Executive Agreement between LICENSOR and Louis Sanzaro.

         20..6 TCI agrees not to exercise any rights granted to it under the 1995 Agreement and agrees not to grant any sublicenses thereunder in the TERRITORY except for this Agreement. TCI and TTC represent to LICENSEE that they shall permit the 1995 Agreement to expire pursuant to its terms unless LICENSEE requests that it be renewed. TTC hereby guarantees Tic's performance under the 1995 Agreement.

         20..7 Should any term, covenant, or condition of this Agreement or the application thereof to any person or circumstance be held to be invalid or unenforceable, the remainder of this Agreement, or the application of such term, covenant or condition to the persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each term, covenant and condition of this Agreement shall be valid and enforced to the fullest extent permitted by law.

         20..8 This is an agreement between separate entities and neither party is intended to be or shall be deemed to be the agent or servant of or possess the power to obligate the other, except as expressly set forth herein. The parties acknowledge and agree that their relationship is only that of licensee and licensor and that this Agreement shall not be construed so as to constitute LICENSOR and LICENSEE partners or joint venturers or so as to create any other form of legal association which imposes liability upon either party for the acts or omissions of the other party.

         20..9 All rights of the parties hereunder are cumulative and the exercise or enforcement by either party of such rights shall not prevent such party from exercising or enforcing any of its other rights or recourse hereunder or at law or in equity.

         20..10 This Agreement shall be binding upon and inure to the benefit of LICENSEE, LICENSOR, and their respective heirs, legal representatives, successors, and permitted assigns. Any sale or transfer of the LICENSOR or the LICENSED PATENT including without limitation a transfer by operation of law upon the filing of a petition in bankruptcy or other similar law shall be subject to the rights and obligations of the parties under this Agreement.

         20..11 This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New Jersey.

         20..12 The waiver by either party of the breach of any provision of this Agreement by the other shall not operate or be construed as a waiver of any subsequent breach by such party.

         20..13 This Agreement sets forth the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior discussions and negotiations.

         20..14 Neither party shall be deemed to be in breach or default of this Agreement to the extent that any delay or failure in the performance of its obligations hereunder is prevented, restricted or interfered with by reason of any cause beyond the reasonable control of such party and without its fault or negligence, including without limitation acts of God, acts of civil or military authority, embargoes, strikes, labor disturbances, earthquakes, floods, unusually severe weather conditions, and shortages of parts and/or materials due to causes described in this subsection. Upon any such excused delay, the time for performance shall be extended for a period of time equal to the time lost by reason of such delay; provided, however, that the party so affected shall use it best efforts to avoid or remove the cause of non-performance and shall promptly continue its performance hereunder whenever the cause is removed.

         20..15 The Recitals set forth in Article 1 herein shall be a part of this Agreement.


                            [signatures on next page]

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set forth above.

                                            THE TIREX CORPORATION


                                            By: /s/ LOUIS V. MURO
                                               ---------------------------------
                                                    Louis V. Muro


                                            THE TIREX CORPORATION


                                            By: _______________________________



                                            TIREX CANADA INC.

                                            By: /s/ LOUIS V. MURO
                                               ---------------------------------
                                                    Louis V. Muro


                                            TIREX CANADA, INC.


                                            By: _______________________________


                                            OCEAN EQUIPMENT MANUFACTURING
                                            & SALES COMPANY


                                            By: /s/ LOUIS A. SANZARO
                                               ---------------------------------
                                               Louis A. Sanzaro

                                   ATTACHMENT


1.       Front End Preparation                                $210,000.00

         (a)    Automatic Controls
         (b)    Malfunction Diagnostics
         (c)    Sidewall Separation
         (d)    Tread Cutter
         (e)    Sidewall Cutter
         (f)    Bead Removal Conveyor (20')
         (g)    Sidewall Removal Conveyor (20')
         (h)    Tread Removal Conveyor (20')

2.       Two (2) Freezing Towers                              $400,000.00

         (a)    Infeed Conveyors (Stainless Steel 10')
         (b)    Hydraulic Power Pack
         (c)    Exit Chutes
         (d)    Insulation
         (e)    Thermo Couples (4)
         (f)    Control Panels

3.       Two (2) Patented Disintegrators                      $240,000.00

         (a)    15  HP Electric Motor
         (b)    7.5 HP Electric Motor
         (c)    Hydraulic Motors (22 GPM)
         (d)    Hydraulic Power Pack

4.       Cold Air Plant                                       $575,000.00

         (a)    As described in American Air Plant
                Proposal (dated November 12, 1996)
         (b)    Additional Computer Software as of
                November 1, 1999
         (c)    Associated Piping and Valves to
                Feed Freezing Towers
         (d)    Cooling Tower

5.       Screening                                            $ 65,000.00

         (a)    2 Sweld Round 4 Deck Screens
         (b)    2 Trommel Screens 18" x 12'
         (c)    2 Round Pulley Type Magnets
         (d)    4 Crumb Removal Conveyors (10')

6.       Miscellaneous                                        $140,000.00

         (a)    All Associated Electrical Wiring
                Within the System
         (b)    All Communication Wiring Within
                the System
         (c)    All Applicable Sales Tax
         (d)    Any and All Control Panels and
                Necessary Appurtenances to Operate
                the System

7.       Installation and Testing                             $ 50,000.00

         (a)    Handling Equipment Rental
         (b)    Supervision (3 weeks)
         (c)    5 Labor (3 weeks)
         (d)    Housing and Meals
         (e)    Traveling Expense